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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

BARCLAYS PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

54 LOMBARD STREET,
LONDON, EC3P 3AH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

1.
Purchase of shares by directors (Aug 5, 2002)

2.
Appointment of non-executive directors (Aug 7, 2002)

3.
Purchase of shares by executive directors (Aug 8, 2002)

4.
Barclays Bank PLC has cancelled all its outstanding Yen Notes (Aug 13, 2002)

5.
Movement in employee share schemes (Aug 13, 2002)

6.
Barclays Bank PLC to redeem all its outstanding 16% Unsecured Capital Loan Stock (Aug 14, 2002)

7.
Purchase of shares by non-executive director (Aug 15, 2002)

8.
Movement in employee share schemes (Aug 16, 2002)

9.
Purchase of shares by a connected person of the Chairman (Aug 19, 2002)

10.
Movement in employee share schemes (Aug 23, 2002)

11.
Share buyback (Aug 1, 2002)

12.
Share buyback (Aug 2, 2002)

13.
Share buyback (Aug 5, 2002)

14.
Share buyback (Aug 6, 2002)

15.
Share buyback (Aug 20, 2002)

16.
Share buyback (Aug 21, 2002)

17.
Share buyback (Aug 28, 2002)

18.
Share buyback (Aug 29, 2002)

19.
Share buyback (Aug 30, 2002)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 September 2002
BARCLAYS PUBLIC LIMITED COMPANY
	By:	/s/ SIMON PORDAGE Simon Pordage Assistant Company Secretary

        5 August 2002

Notification of directors' interests: Companies Act s329

        The following directors of Barclays PLC notified the Company on 2 August 2002 that they purchased on 2 August 2002 the following ordinary shares in Barclays PLC at a price of 425.5p per share:

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	NON-BENEFICIAL TOTAL INTEREST FOLLOWING THIS NOTIFICATION
T D G Arculus	1,055	11,391	—
H M Cropper	1,139	9,703	—
Sir Brian Jenkins	548	3,576	105,200
Sir Nigel Mobbs	1,187	46,327	20,000
Sir Nigel Rudd	1,048	8,604	—
S G Russell	1,269	7,089	—
G M Wallace	1,112	3,704	—

        The Company was notified on 2 August 2002 by the Plan Manager of the WPM Barclays Share Single Company PEP (the "PEP") that on 2 August 2002, Mr J M Stewart and his wife, Mrs S A Stewart, had received a total of 5 ordinary shares in the Company as a result of the 2002 first interim dividend on the shares held in their PEPs being reinvested at a price of 422.9p per share. Following these transactions, Mr J M Stewart, a director of the Company, has a total beneficial interest in 4,029 ordinary shares in the Company.

        As a participant in the Woolwich Sharesave Schemes Mr J M Stewart, together with other directors and senior executives of Woolwich plc, have interests as potential discretionary beneficiaries in 1,883,196 Barclays PLC ordinary shares held by the trustee of the Woolwich Qualifying Employee Share Ownership Trust.

        In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,373,499 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

        7 August 2002

Director's details

        Further to the announcement made on 30 July 2002 in respect of the appointment of Dr Jurgen Zech as a Non-Executive Director of Barclays PLC and Barclays Bank PLC on 30 July 2002, there are no other details that are required to be disclosed in respect of Dr Zech's appointment under paragraphs 6.F.2(b)–(g) and 16.4 of the Listing Rules of the UK Listing Authority.

        8 August 2002

Notification of directors' interests: Companies Act 1985 s.329

        The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 August 2002 that on 7 August 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 432p per share:

Director	Number of Shares
Mr C J Lendrum	29
Mr J S Varley	29

        The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	169,185	—
Mr J S Varley	213,769	—

        In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,373,499 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

        13 August 2002

Cancellation of Notes

        Barclays Bank PLC has cancelled all of its outstanding Yen 15,000,000,000 Reverse Dual Currency Capital Notes due August 2027, Yen 8,000,000,000 5.03% Reverse Dual Currency Undated Subordinated Notes and Yen 12,000,000,000 5% Reverse Dual Currency Undated Subordinated Notes following a restructuring of the debt evidenced by those notes.

        13 August 2002

Notification of directors' interests: Companies Act 1985 s.329

        The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 12 August 2002 that it subscribed for a total of 109,365 Barclays PLC ordinary shares on 12 August 2002 at a price of 447p per share. Following this transaction, the trustee of the Quest held a total of 109,365 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

        The trustee of the Quest also notified the Company on 12 August 2002 that it had transferred 109,365 Barclays PLC ordinary shares on 12 August 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

        14 August 2002

Barclays Bank PLC

Barclays redeems £100,000,000 16 per cent. Unsecured Capital Loan Stock 2002/07

        Barclays Bank PLC announced today, 14 August 2002, that it is giving notice to redeem all of its outstanding 16 per cent. Unsecured Capital Loan Stock 2002/07.

        The redemption will be at par on 15 November 2002 and there will also be an interest payment in respect of accrued interest for the period from 16 May 2002 to 15 November 2002 inclusive.

        15 August 2002

Barclays PLC

Notification of director's interests: Companies Act 1985 s.329

        Dr Jurgen Zech notified the Company on 15 August 2002 that on 1 August 2002 he had purchased 500 ordinary shares in the Company at a price of 474p per share and on 14 August 2002 he had purchased 1,000 ordinary shares in the Company at a price of 454p per share.

        Following these transactions, Dr Zech has a total beneficial interest in 1,500 ordinary shares in Barclays PLC.

        16 August 2002

Notification of directors' interests: Companies Act 1985 s.329

        The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 16 August 2002 that it had on 12 August 2002 exercised its discretion and released 85,729 ordinary shares in Barclays PLC and on 13 August 2002 exercised its discretion and released 3,398 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of the shares were released to a director of Barclays PLC.

        The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 16 August 2002 that it purchased 6,000,000 ordinary shares on 15 August 2002 at a price of 438p per share.

        The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 16 August 2002 that it had on 12 August 2002 exercised its discretion and released 4,504 ordinary shares in Barclays PLC to a participant who exercised their award under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

        Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 64,279,868 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

        19 August 2002

Notification of directors' interests: Companies Act 1985 s.329

        Sir Peter Middleton notified the Company on 16 August 2002 that on 15 August 2002 Lady Middleton (a connected person) purchased 2,000 ordinary shares in the Company at a price of 456p per share.

        Following this transaction, Sir Peter has a beneficial interest in 163,748 ordinary shares and a non-beneficial interest in 6,000 ordinary shares in Barclays PLC.

        In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 64,279,868 ordinary shares in Barclays PLC. Sir Peter Middleton, a director of Barclays PLC, together with other directors and senior executives, is amongst the potential beneficiaries under these trusts and is therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

        23 August 2002

Notification of directors' interests: Companies Act 1985 s.329

        The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 23 August 2002 that it subscribed for a total of 97,417 Barclays PLC ordinary shares on 23 August 2002 at a price of 477p per share. Following this transaction, the trustee of the Quest held a total of 97,417 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

        The trustee of the Quest also notified the Company on 23 August 2002 that it had transferred 97,417 Barclays PLC ordinary shares on 23 August 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 1 August 2002 it purchased for cancellation 2,350,000 of its Ordinary shares at a price of 455.49 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 2 August 2002 it purchased for cancellation 1,500,000 of its Ordinary shares at a price of 424.6422 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 5 August 2002 it purchased for cancellation 2,000,000 of its Ordinary shares at a price of 413.0319 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 6 August 2002 it purchased for cancellation 400,000 of its Ordinary shares at a price of 395.033 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 20th August 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 471.28 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 21st August 2002 it purchased for cancellation 600,000 of its Ordinary shares at a price of 472.56 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 28th August 2002 it purchased for cancellation 510,000 of its Ordinary shares at a price of 469.8 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 29th August 2002 it purchased for cancellation 805,000 of its Ordinary shares at a price of 458.1 pence per share.

Barclays PLC

SHARE REPURCHASE

        Barclays PLC announces that on 30th August 2002 it purchased for cancellation 600,000 of its Ordinary shares at a price of 450.5 pence per share.

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SIGNATURES
Notification of directors' interests: Companies Act s329
Director's details
Notification of directors' interests: Companies Act 1985 s.329
Cancellation of Notes
Notification of directors' interests: Companies Act 1985 s.329
Barclays redeems £100,000,000 16 per cent. Unsecured Capital Loan Stock 2002/07
Barclays PLC SHARE REPURCHASE